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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN BUILDINGS COMPANY
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                ABCO ACQUISITION CORP., ABCO HOLDINGS CORP. AND
                                ONEX CORPORATION
                                    (BIDDER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   024757106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 MARK L. HILSON
                                NIGEL S. WRIGHT
                        C/O ONEX INVESTMENT CORPORATION
                                712 FIFTH AVENUE
                                   40TH FLOOR
                            NEW YORK, NEW YORK 10019
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                            JOEL I. GREENBERG, ESQ.
                             LYNN TOBY FISHER, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                               NEW YORK, NY 10022
                                 (212) 836-8000
                            ------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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      Amount Previously Paid: $41,561.93              Form or Registration No.: 14D-1
         Filing Party: Same as above                     Date Filed: April 13, 1999
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                                AMENDMENT NO. 2

     This Amendment No. 2 hereby amends and supplements the Tender Offer Statement on Schedule 14D-1, dated April 13, 1999 (the "Schedule 14D-1") of ABCO Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of ABCO Holdings Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Onex Corporation, an Ontario corporation ("Onex"), filed in connection with the Purchaser's offer to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of American Buildings Company, a Delaware corporation.

     This Amendment No. 2 constitutes the final amendment (the "Final Amendment") to the Schedule 14D-1 required by Instruction D to Schedule 14D-1. All capitalized terms used herein and not otherwise defined shall have the same meaning as set forth in the Schedule 14D-1, as previously amended.

     The Offer expired at 12:00 Midnight, New York City time, on May 10, 1999. Pursuant to the Offer, the Purchaser accepted for payment 4,727,559 Shares (including 44,653 Shares tendered by means of guaranteed delivery). Onex and the Purchaser own in the aggregate 255,000 Shares representing approximately 5.0% of the outstanding Shares.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in the press release of Onex dated May 11, 1999, filed as Exhibit (a)(8) to this Final Amendment.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(8) Text of Press Release dated May 11, 1999.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 1999

                                          ABCO Acquisition Corp.

                                          By /s/ MARK L. HILSON
                                            ------------------------------------
                                            Mark L. Hilson, President

                                          ABCO Holdings Corp.

                                          By /s/ MARK L. HILSON
                                            ------------------------------------
                                            Mark L. Hilson, President

                                          Onex Corporation

                                          By /s/ MARK L. HILSON
                                            ------------------------------------
                                            Mark L. Hilson, Vice President

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                                 EXHIBIT INDEX

                                AMENDMENT NO. 2

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EXHIBIT                                                                      SEQUENTIALLY
NUMBER             DESCRIPTION                                               NUMBERED PAGE
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(a)(8)             Text of Press Release dated May 11, 1999

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